June 21, 2018

Suping Lu
Sole Director
Garrett Transportation Systems Inc.
La Piece 16
Rolle, Switzerland
1180

       Re: Garrett Transportation Systems Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form 10
           Submitted June 8, 2018
           CIK No: 0001735707

Dear Mr. Lu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Form 10 filed June 8, 2018

Notes to Combined Financial Statements
Note 18. Commitments and Contingencies
Asbestos Matters, page F-27

1. We note your response that you cannot reasonably estimate a liability for claims not yet asserted for a period beyond five years because the amount of loss cannot be reasonably estimated. Please tell us how and why you determined a five year time period to estimate
 Suping Lu
Garrett Transportation Systems Inc.
June 21, 2018
Page 2
      losses for unasserted claims yields reliable estimates but time periods beyond five years cannot be reasonably estimated. Specifically address how and why you determined trends over longer time periods are not more appropriate.
2. We note your response that liability estimates for future claims were developed with the assistance of a third party asbestos expert actuarial firm and outside legal counsel and probable asbestos claims beyond the five-year period is not reasonably estimable, although Honeywell recognizes that it is probable that there will be asbestos claims filed against Honeywell and that Honeywell will experience losses beyond the five-year period. Please tell us whether you (1) attempted to estimate a liability for potential claims beyond the five year period but concluded the resulting estimate of loss (or range) was not reasonable or (2) did not attempt to estimate a liability beyond the five year period because you believed you could not develop a reasonable estimate. If the former, tell us the results of your estimation including your estimated liability (or range thereof) as of
      December 31, 2017 and why you did not believe the estimate(s) to be reasonable.
3. Please quantify for us the amount of the liability at December 31, 2016 that relates to potential claims not yet asserted.
       You may contact Patrick Kuhn at 202-551-3308 or Andrew Mew at 202-551-3377 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.


FirstName LastNameSuping Lu
                                                            Division of
Corporation Finance
Comapany NameGarrett Transportation Systems Inc.
                                                            Office of
Transportation and Leisure
June 21, 2018 Page 2
cc:       John C. Kennedy
FirstName LastName